FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                            REPORT OF FOREIGN ISSUER

                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                               FOR AUGUST 19, 2003




                            DESWELL INDUSTRIES, INC.
                         (Registrant's name in English)




                  Unit 516 517, Hong Leong Industrial Complex,
                       No. 4 Wang Kwong Road, Kowloon Bay,
                               Kowloon, Hong Kong
                    (Address of principal executive offices)




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{DESWELL LOGO}

                                            CONTACT:
                                              John G. Nesbett/Harriet C. Fried
                                              Lippert/Heilshorn & Associates
                                              212-838-3777
                                              e-mail: hfried@lhai.com



             DESWELL INDUSTRIES INC. ANNOUNCES FIRST-QUARTER RESULTS

               - 32% INCREASE IN FIRST-QUARTER OPERATING INCOME -

       -COMPANY ALSO ANNOUNCES FIRST-QUARTER DIVIDEND OF $0.24 PER SHARE-



HONG KONG (August 19, 2003) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its financial results for the first quarter ended June 30, 2003.

Net sales for the quarter ended June 30, 2003 were $26.1 million, an increase of 11.9% compared to net sales of $23.3 million for the quarter ended June 30, 2002. Operating income increased 31.5% to $4.6 million, compared to $3.5 million for the same quarter in 2002. Net income for the quarter increased 18.0% to $4.4 million compared to $3.7 million for the year-ago quarter. The basic earnings per share and diluted earnings per share increased to $0.48 and $0.47, respectively (based on 9,065,000 and 9,274,000 weighted average shares outstanding, respectively), compared to $0.44 and $0.43, respectively (based on 8,396,000 and 8,650,000 weighted average shares outstanding, respectively), in the first quarter ended June 30, 2002.

The Company's balance sheet remains strong. The Company's cash and cash equivalents for the quarter were $39.8 million, as compared to $34.4 million on March 31, 2003. Working capital was $62.5 million as of June 30, 2003, versus $58.2 million as of March 31, 2003. The Company has no long-term or short-term borrowings.

Mr. Richard Lau, chairman and chief executive officer, commented, "The improved results for the first quarter are mainly attributable to the increase in orders -- primarily for new models -- from existing, as well as new, customers in our plastics division. Furthermore, our electronics and metallics divisions reported stable results. Looking forward, we expect growth to continue, especially when our clean-room facility in our new Dongguan factory ramps up at the end of August 2003. Moreover, installation of our medium- and large-size plastic injection molding machines during October and December 2003, respectively, should further drive growth in our plastics division during the year."


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APPOINTMENT OF NEW INDEPENDENT DIRECTOR

Deswell also announced that it has appointed Mr. Allen Yau-Nam Cham as independent director effective August 11, 2003. Mr. Cham, 56, has been the Managing Director and shareholder of Kwong Fat Hong (Securities) Limited since 1995. He has over 20 years of experience in the securities industry. He is a Certified General Accountant in Canada. He obtained his Bachelor of Science degree from St. Mary's University, Halifax, Canada, Bachelor of Engineering (Electrical) degree from Nova Scotia Technical College, Halifax, Canada and Master of Business Administration degree from University of British Columbia, Canada.

Mr. Cham replaces Mr. Stephen Seung, who resigned from the Board of Directors effective July 29, 2003.


ANNUAL GENERAL MEETING

The Company announced that the 2003 Annual General Meeting will be held at 9:30 a.m. on September 30, 2003 at the Bellagio Hotel, 3600 Las Vegas Blvd South, Las Vegas, Nevada 89109, U.S.A.

FIRST-QUARTER DIVIDENDS

The Company also announced that on August 18, 2003 its board of directors declared a dividend of $0.24 per share for the first quarter. The dividend will be payable on September 15, 2003 to shareholders of record as of September 1, 2003. The first-quarter dividend will be paid at the same time as the $0.22 per share dividend for the fourth quarter ended March 31, 2003.



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ABOUT DESWELL

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers ("OEMs") and contract manufacturers at its factories in the People's Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount ("SMT"); and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company's customers include Kyocera Mita Industrial Co. (H.K.) Limited, Epson Precision (H.K.) Ltd., Inter-Tel Incorporated, Vtech Telecommunications Ltd., Peavey Electronics Corporation and Emerson.

To learn more about Deswell Industries, Inc., please visit the Company's web site at WWW.DESWELL.COM.
        ---------------

                                    - MORE -








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

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                             Quarter ended
                                                                 June 30,
                                                            2003         2002
                                                          ---------------------

Net sales                                                 $ 26,075     $ 23,305
Cost of sales                                               17,664       15,858
                                                          --------     --------
Gross profit                                                 8,411        7,447
Selling, general and administrative expenses                 3,765        3,915
                                                          --------     --------
Operating income                                             4,646        3,532
Interest expense                                              --             (6)
Other income, net                                              562          430
                                                          --------     --------
Income before income taxes                                   5,208        3,956
Income taxes                                                   291         (290)
                                                          --------     --------
Income before minority interests                             4,917        4,246
Minority interests                                             563          555
                                                          --------     --------
Net income                                                $  4,354     $  3,691
                                                          ========     ========
Basic:

  Net income per share (note 3)                           $   0.48     $   0.44
                                                          ========     ========

  Weighted average common shares                             9,065        8,396
                                                          ========     ========
     outstanding (in thousands) (note 4)


Diluted:

 Net income per share (note 3)                            $   0.47     $   0.43
                                                          ========     ========

 Weighted average common and potential                       9,274        8,650
                                                          ========     ========
      Common shares (in thousands) (note 4)

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                                    - MORE -


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DESWELL INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEET
(U.S. DOLLARS IN THOUSANDS)

                                                            June 30,   March 31,
                                                              2003       2003
                                                              ----       ----
                                                           (Unaudited) (Audited)
ASSETS

Current assets:
      Cash and cash equivalents                              $ 39,800   $ 34,400
      Restricted cash                                           2,367      2,366
      Marketable securities                                       109      4,821
      Accounts receivable, net                                 19,633     16,727
      Inventories                                              13,943     14,784
      Prepaid expenses and other current assets                 6,266      2,648
      Income taxes receivable                                     323        323
                                                             --------   --------
            Total current assets                               82,441     76,069
Property, plant and equipment - net                            31,063     29,623
Investment in associates                                            2          2
Goodwill                                                          478        478
                                                             --------   --------

               Total assets                                  $113,984   $106,172
                                                             ========   ========


LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
      Accounts payable                                       $ 10,742   $  9,643
      Customer deposits and accrued expenses                    5,154      4,257
      Income taxes payable                                      4,026      3,946
                                                             --------   --------
          Total current liabilities                            19,922     17,846
                                                             --------   --------
Deferred income tax                                                15         15
                                                             --------   --------
Minority interests                                              7,028      6,465
                                                             --------   --------

Shareholders' equity
      Common stock
      -- authorized 30,000,000 shares; issued and outstanding
         9,103,085 shares at June 30, 2003 and
         9,030,835 at March 31, 2003 (note 4)                  29,066     28,247
      Additional paid-in capital                                6,970      6,970
      Retained earnings                                        50,983     46,629
                                                             --------   --------

           Total shareholders' equity                          87,019     81,846
                                                             --------   --------
               Total liabilities and shareholders' equity    $113,984   $106,172
                                                             ========   ========





                                    - MORE -

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



DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
(U.S. DOLLARS IN THOUSANDS )

                                                                       Quarter ended
                                                                          June 30,
                                                                      2003        2002
                                                                      ----        ----
Cash flows from operating activities:
           Net income                                                $  4,354    $  3,691
           Adjustments to reconcile net income to net cash
             provided by operating activities:
              Depreciation and amortization                             1,000       1,339
              Gain on sale of property, plant and equipment                74          (2)
              Minority interests                                          563         555
              Changes in current assets and liabilities:
                Accounts receivable                                    (2,906)     (1,794)
                Marketable securities                                   4,712      (2,559)
               Inventories                                                841         161
               Prepaid expenses and other current assets               (3,618)     (3,852)
               Income taxes receivable                                   --          (323)
               Accounts payable                                         1,099       2,174
               Customer deposits and accrued expenses                     897      (1,100)
               In income taxes payable                                     80          (5)
                                                                     --------    --------
           Net cash (used in)/provided by operating activities          7,096      (1,715)
                                                                     --------    --------

Cash flows from investing activities
           Purchase of property, plant and equipment                   (2,520)     (2,241)
           Proceeds from disposal of property, plant and equipment          6           6
           Increase in restricted cash                                     (1)         82
                                                                     --------    --------
   Net cash used in investing activities                               (2,515)     (2,153)
                                                                     --------    --------

Cash flows from financing activities
           Common stock issued                                            819       1,021
           (Decrease)/increase in bank loans                             --          (482)
                                                                     --------    --------
              Net cash provided by financing activities                   819         539
                                                                     --------    --------


Net (decrease)/increase in cash and cash equivalents                    5,400      (3,329)
Cash and cash equivalents, at beginning of period                      34,400      31,534
                                                                     --------    --------
Cash and cash equivalents, at end of period                            39,800      28,205
                                                                     ========    ========


Supplementary disclosures of cashflow information:
     Cash paid during the period for:

           Interest                                                      --             6
           Income taxes                                                   212          38
                                                                     ========    ========





                                    - MORE -

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DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)


1.         MANAGEMENT'S STATEMENT

           In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the "Company") at June 30, 2003 and March 31, 2003, the results of operations for the quarters ended June 30, 2003 and June 30, 2002, and the cash flows for the quarters ended June 30, 2003 and June 30, 2002. The notes to the Consolidated Financial Statements, which are contained in the Form 20-F Annual Report filed on July 11, 2002 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.         INVENTORIES

                                                 June 30,    March 31,
                                                   2003         2003
                                                 -------      -------
        Inventories by major categories :
             Raw materials                       $ 7,175      $ 7,432
             Work in progress                      3,693        4,454
             Finished goods                        3,075        2,898
                                                 -------      -------
                                                 $13,943      $14,784
                                                 =======      =======

3.         EARNINGS PER SHARE

           The basic net income per share and diluted net income per share are computed in accordance with the Statement of Financial Accounting Standards No.128 "Earnings Per Share."

           The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period. Diluted net income per share gives effect to all dilutive potential common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from exercise of options.

           The net income for the quarters ended June 30, 2003 and 2002 were both from the Company's continuing operations.

4.         STOCK SPLIT

           On June 17, 2002, the Company announced that it is effecting a three-for-two stock split of its outstanding shares to holders of record on July 8, 2002 and payable on July 22, 2002. In conjunction with this stock split and proportionate to it, the Memorandum of Association will be amended effective on July 8, 2002 to increase authorized capital to 30,000,000 common shares. This amendment will also result in the par value of its shares converting to no par value per share.

           The common stock and additional paid-in capital are presented with regard to the effects of stock split on July 22, 2002 and change in par value on July 8, 2002.

                                    - MORE -


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5.         INCOME TAXES

             During 2003, the Company has been engaged in discussions with the Hong Kong Inland Revenue Department, or IRD, regarding whether Deswell should be assessed taxes on profits derived from activities of certain of its subsidiaries during the six fiscal years ended March 31, 2002, which the Company believed were conducted outside of Hong Kong and were not subject to a profits tax under the Hong Kong Revenue Ordinance. While, based on consultations with Hong Kong tax experts, Deswell believes that its tax position for these years was sound and supportable, management nevertheless concluded that it would be in the Company's best interest to reach an immediate resolution of the tax issue with the IRD in order to avoid the expenditure of substantial time, effort and expense involved in proceedings that could extend years. The resolution also limits the assessment of taxes, interest and/or penalties that would be incurred if the Company did not prevail or sought to settle the dispute later. Accordingly, in June 2003 the Company made a proposal to settle the entire tax dispute and in July 2003, the IRD accepted the proposal. As a result, a provision of $3,532,000 has been charged to the Company's consolidated income statements for the three months and year ended March 31, 2003.



                                    - MORE -



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DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

GENERAL

The Company's revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components. The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and inexpensive labor rates as compared to Hong Kong.


QUARTER ENDED JUNE 30, 2003 COMPARED TO QUARTER ENDED JUNE 30, 2002

The Company's net sales for the quarter ended June 30, 2003 were $26,075,000, an increase of $2,770,000 or 11.9% as compared to the corresponding period in 2002. The increase in sales was mainly related to the increase in sales of plastic injection-molding products of $2,497,000 and the increase in sales of electronic and metallic products of $273,000. This represented an increase of 21.8% and 2.3%, respectively, as compared with the net sales in the corresponding period in the prior year.

The increase in net sales in the plastic injection-molding products division was mainly due to an increase in orders from its existing customers as well as new customers.

The gross profit for the quarter ended June 30, 2003 was $8,411,000, representing a gross profit margin of 32.3%. This compares with the overall gross profit and gross profit margin of $7,447,000 or 32.0% for the quarter ended June 30, 2002.

Selling, general and administrative expenses for the quarter ended June 30, 2003 were $3,765,000, amounting to 14.4% of total net sales, as compared to $3,915,000 or 16.8% of total net sales for the quarter ended June 30, 2002. The decrease in selling, general and administrative expenses of $150,000 over the corresponding period was mainly attributed to the reduction control in general and administrative expenses.

As a result, operating income was $4,646,000 for the quarter ended June 30, 2003, an increase of $1,114,000 or 31.5% as compared with the corresponding quarter in the prior year.

In January 2003, the Company acquired an additional 20% interest in the holding company of the electronics and metallic subsidiaries. As a result, the minority interests represent the 29% minority interest in the electronics and metallic subsidiaries and the 49% minority interest in the marketing subsidiary. The increase in minority interest to $563,000 for the quarter ended June 30, 2003, from $555,000 for the corresponding quarter in the prior year reflects the increased profits generated by the subsidiaries offsetting the decrease in minority interest resulted from the additional acquisition.

As a result of the above factors, net income was $4,354,000 for the quarter ended June 30, 2003, an increase of $663,000 or 18.0%, as compared to the quarter ended June 30, 2002 and net income as a percentage of net sales slightly increased to 16.7% from 15.8%.




                                    - MORE -


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DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS  (CONTINUED)



LIQUIDITY AND CAPITAL RESOURCES

Traditionally, the Company has relied primarily upon internally generated funds and short-term borrowings (including trade finance facilities) to finance its operations and expansion, although capital expenditure has been partly financed by long-term debt, including capital leases.

As of June 30, 2003, the Company had a working capital surplus of $62,519,000. This compares with a working capital surplus of $58,223,000 at March 31, 2003. The increase in working capital was mainly attributed to net cash generated from its operating activities of $7,096,000 and exercise of stock options of $819,000 during the quarter offset by capital investment of $2,520,000 during the quarter ended June 30, 2003.

The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing other than short-term borrowings that are used to finance accounts receivable and are generally paid with cash generated from operations. The Company has no short-term borrowings and no long-term debt at June 30, 2003. The Company plans to fund the payment of its tax settlement with the IRD discussed in note (5) and which resulted in a provision of $3,532,000 to the Company's consolidated income statements for the three months and year ended March 31, 2003 with cash on hand. Deswell expects to make the payment in September 2003.

As of June 30, 2003, the Company had in place general banking facilities with three financial institutions aggregating approximately $21,666,000. Such facilities, which are subject to annual review, include overdrafts, letters of credit, import facilities, trust receipt financing, inward bills financing as well as fixed loans. As of June 30, 2003, the Company had ( i ) unused credit facilities of $21,666,000 ( ii ) cash and cash equivalents of $39,800,000 and ( iii ) restricted cash of $2,367,000, which has been pledged as collateral for those credit facilities. The restricted cash of $2,367,000 and leasehold land and buildings of $1,311,000 have been pledged as collateral for those credit facilities. The Company also had $21,000 pledged as deposit for customs duty in Dongguan, China.

The Company expects that working capital requirements and capital additions will be funded through a combination of internally generated funds and existing facilities.



                                     - END -


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           Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



           For and on behalf of Deswell Industries, Inc.




                                                     By: /s/ RICHARD LAU
                                                         ---------------
                                                     Richard Lau
                                                     Chief Executive Officer

Date: August 20, 2003





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